EXHIBIT 99.3

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Total System Services, Inc.

for the year ended December 31, 2018

This management’s discussion and analysis provides a review of the results of operations, financial condition and liquidity and capital resources of Total System Services, Inc., (“TSYS,” “we,” “us,” “our” or the “Company” refer to Total System Services, Inc. and its consolidated subsidiaries and “management” refers to the management of TSYS) and outlines the factors that have affected recent results, as well as those factors that may affect future results. Our actual results in the future may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Information related to certain material risks related to Total System Services, Inc.’s business, operations and financial condition” included in Exhibit 99.6 to this Current Report on Form 8-K. The following discussion and analysis should be read in conjunction with TSYS’ Consolidated Financial Statements and related notes included in Exhibit 99.1 to this Current Report on Form 8-K.

Financial Overview

TSYS’ revenues are derived from providing payment processing, merchant services and related payment services to financial and nonfinancial institutions, generally under long-term processing contracts. The Company also derives revenues by providing general-purpose reloadable (“GPR”) prepaid debit and payroll cards, demand deposit accounts and other financial service solutions to the underbanked and other consumers and businesses. The Company’s services are provided through three operating segments: Issuer Solutions, Merchant Solutions and Consumer Solutions.

Through the Company’s Issuer Solutions segment, TSYS processes information through its cardholder systems to financial and nonfinancial institutions throughout the United States and internationally. The Company’s Merchant Solutions segment provides merchant services to merchant acquirers and merchants primarily in the United States. The Company’s Consumer Solutions segment provides financial service solutions to consumers and businesses in the United States.

The following table sets forth each segment’s revenues as a percentage of the Company’s total revenues:

	Years Ended December 31,
	2018[1]	2017	2016
Issuer Solutions	46%	36%	40%
Merchant Solutions	34	49	44
Consumer Solutions	20	15	16

Total revenues	100%	100%	100%

[1]	The change in the mix for each segment’s revenues as a percentage of the Company’s total revenues in 2018 is primarily the result of the Company’s adoption of ASC 606 as of January 1, 2018.

As discussed in Note 1 to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K, TSYS has updated its revenue recognition policies in conjunction with the adoption of Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (Topic 606) and related ASUs (“ASC 606”) as of January 1, 2018. The most significant impact of adopting ASC 606 in 2018 is primarily the result of gross versus net presentation of interchange and payment network fees. In 2018, these fees collected on behalf of the payment networks and card issuers are presented “net” of the amounts paid to them, as opposed to the “gross” presentation for certain of these fees in 2017 and 2016.

Due to the somewhat seasonal nature of the payments industry, TSYS’ revenues and results of operations have generally increased in the fourth quarter of each year because of increased transaction and authorization volumes during the traditional holiday shopping season. Furthermore, growth or declines in card and merchant portfolios of existing clients, the conversion of cardholder and merchant accounts of new clients to the Company’s processing platforms, the receipt of fees for early contract termination and the loss of cardholder and merchant accounts either through purges or deconversions impact the results of operations from period to period.

Another factor which may affect TSYS’ revenues and results of operations from time to time is consolidation in the financial services or retail industries either through the sale by a client of its business, its card portfolio or a segment of its accounts to a party which processes cardholder or merchant accounts internally or uses another third-party processor. A change in the economic environment in the retail sector, or a change in the mix of payments between cash and cards could favorably or unfavorably impact TSYS’ financial position, results of operations and cash flows in the future.

TSYS acquires other companies as part of its strategy for growth. The Company acquired Cayan Holdings, LLC (“Cayan”) in January 2018 and substantially all of the assets of iMobile3, LLC in June 2018. In April 2016, the Company completed the acquisition of all of the outstanding stock of TransFirst Holdings Corp. (“TransFirst”). These acquisitions are part of the Merchant Solutions segment. Refer to Note 23 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for more information regarding the Company’s acquisitions.

TSYS’ reported financial results will also be impacted by significant shifts in currency conversion rates. TSYS does not view foreign currency as an economic event for the Company but as a financial reporting consideration. Because changes in foreign currency exchange rates distort the operating growth rates, TSYS discloses the impact of foreign currency translation on its financial performance.

A significant amount of the Company’s revenues are derived from long-term contracts with large clients. Processing contracts with large clients, representing a significant portion of the Company’s total revenues, generally provide for discounts on certain services based on the size and activity of clients’ portfolios. Therefore, revenues and the related margins are influenced by the client mix relative to the size of client portfolios, as well as the number and activity of individual cardholder or merchant accounts processed for each client. The revenue contracts can be highly complex and customized between customers.

Regulation

Government regulation affects key areas of TSYS’ business, in the United States of America (“U.S.”) as well as internationally. TSYS, along with the rest of the financial services industry, continues to experience increased legislative and regulatory scrutiny, including the enactment of additional legislative and regulatory initiatives such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Financial Reform Act”) in 2010. This legislation, which provides for sweeping financial regulatory reform, may have a significant and negative impact on the Company and its clients, which could impact TSYS’ earnings through fee reductions, higher costs (both regulatory and implementation) and new restrictions on operations. The Financial Reform Act may also impact the competitive dynamics of the financial services industry in the U.S. by more adversely impacting large financial institutions, some of which are TSYS clients, and by adversely impacting the competitive position of U.S. financial institutions in comparison to foreign competitors in certain businesses.

The Financial Reform Act created the Consumer Financial Protection Bureau (“CFPB”) with responsibility for regulating consumer financial products and services and enforcing most federal consumer protection laws in the area of financial services, including consumer credit and the prepaid card industry. For example, the CFPB has promulgated a new rule regarding prepaid financial products, which, among other things, will establish new disclosure requirements specific to prepaid accounts, eliminate certain fees that may currently be imposed on prepaid accounts, and make it more difficult for a prepaid provider such as the Company’s Consumer Solutions business to offer courtesy overdraft protection on prepaid accounts. The rule is scheduled to become effective on April 1, 2019. Similarly, other future actions of the CFPB may make payment card or product transactions generally less attractive to card issuers, acquirers, consumers and merchants, and thus negatively impact the Company’s business.

On June 23, 2016, the United Kingdom (“U.K.”) held a referendum in which voters approved an exit from the European Union (“E.U.”), commonly referred to as “Brexit.” The U.K. is currently negotiating the terms of its expected exit from the European Union which is scheduled for March 29, 2019. In November 2018, the U.K. and the European Union agreed upon a draft Withdrawal Agreement that sets out the terms of the U.K.’s departure, including a transition period from March 29, 2019 through December 31, 2020 to allow time for the U.K. and the European Union to agree upon a future trade deal. On January 15, 2019, the draft Withdrawal Agreement was rejected by the U.K. Parliament creating significant uncertainty about the terms (and timing) under which the U.K. will leave the European Union and the terms of U.K.’s future relationship with the European Union. TSYS continues to monitor Brexit and its potential impact across key areas including service continuity, contracts, regulatory (including data privacy), the economy and freedom of movement of people.

Financial Review

This Financial Review provides a discussion of critical accounting policies and estimates, related party transactions and off-balance sheet arrangements. This Financial Review also discusses the results of operations, financial position, and liquidity and capital resources of TSYS and outlines the factors that have affected its recent earnings, as well as those factors that may affect its future earnings. The Consolidated Financial Statements and related Notes included in Exhibit 99.1 to this Current Report on Form 8-K are an integral part of this Financial Review and should be read in conjunction with it.

Critical Accounting Policies and Estimates

Risk factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations are listed in the Company’s forward-looking statements. Negative developments in these or other risk factors could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

TSYS’ financial position, results of operations and cash flows are impacted by the accounting policies the Company has adopted. Refer to Note 1 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for more information on the Company’s basis of presentation and a summary of significant accounting policies.

Management believes that the following accounting policies are the most critical to fully understand and evaluate the Company’s results. Within each critical policy, the Company makes estimates that require management’s subjective or complex judgments about the effects of matters that are inherently uncertain.

A summary of the Company’s critical accounting estimates applicable to the reportable operating segments follows:

Acquisitions — Purchase Price Allocation

TSYS’ purchase price allocation methodology requires the Company to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. TSYS estimates the fair value of assets and liabilities based upon appraised values, the carrying value of the acquired assets and widely accepted valuation techniques, including the cost approach, discounted cash flows and market multiple analyses. TSYS adjusts the purchase price allocation, as necessary, up to one year after the acquisition closing date as TSYS obtains more information regarding asset valuations and liabilities assumed. Unanticipated events or circumstances may occur which could affect the accuracy of the Company’s fair value estimates, including assumptions regarding industry economic factors and business strategies, and may result in an impairment or a new allocation of purchase price. Refer to Note 23 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for more information about acquisitions.

Goodwill

In accordance with the provisions of U.S. Generally Accepted Accounting Principles (“GAAP”), goodwill is required to be tested for impairment at least annually. The Company tests goodwill for impairment during the second quarter or more frequently whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Examples of potential triggering events include, but are not limited to, a deterioration in general economic conditions, industry and market considerations such as a deterioration in the environment in which the Company operates, cost factors such as increases in labor or other costs, overall financial performance such as negative or declining cash flows, other relevant entity-specific factors, events affecting a reporting unit or a sustained decrease in share price.

In evaluating goodwill for recoverability, the Company has the option to perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment using discounted net cash flows for future periods estimated by management. The combination of the income approach, utilizing the discounted cash flow (“DCF”) method, and the market approach, utilizing readily available market valuation multiples, is used to estimate the fair value of each reporting unit. Under the DCF method, the fair value of the asset reflects the present value of the projected earnings that will be generated by each asset after taking into account the revenues and expenses associated with the asset, the relative risk that the cash flows will occur, the contribution of other assets, and an appropriate discount rate to reflect the value of invested capital. To the extent the carrying amount of goodwill exceeds its fair value, an impairment charge is measured and recognized. Cash flows are estimated for future periods based on historical data and projections provided by management. If the actual cash flows are not consistent with the Company’s estimates, a material impairment charge may result and net income may be materially different than was initially recorded. Note 6 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K contains a discussion of goodwill. The net carrying value of goodwill on the Company’s Consolidated Balance Sheet as of December 31, 2018 was $4.1 billion. The Company did not recognize any goodwill impairment charges during the years ended December 31, 2018, 2017 and 2016.

Long-lived Assets other than Goodwill

The Company reviews long-lived assets, such as property and equipment, intangibles subject to amortization, computer software, contract assets and contract cost assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Examples of potential triggering events include, but are not limited to, a significant decrease in the market price of a long-lived asset or asset group, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a significant adverse change in legal factors or business climate, an accumulation of costs significantly in excess of the originally expected amount, continuing losses associated with the use of a long-lived asset or asset group, or a current expectation that a long-lived asset or asset group will be sold or otherwise disposed of significantly before its previously estimated useful life.

In evaluating long-lived assets other than goodwill for recoverability, expected undiscounted future operating cash flows are estimated by management. To the extent the carrying amount of a long-lived asset exceeds its fair value, an impairment charge is measured and recognized. Assumptions and estimates about future cash flows and remaining useful lives are complex and subjective. They can be affected by a variety of factors, including industry and economic trends, changes in the Company’s business strategy and changes in internal forecasts. If the actual cash flows are not consistent with the Company’s estimates, a material impairment charge may result and net income may be materially different than was initially recorded. The Company did not recognize any material impairment charges during the years ended December 31, 2018, 2017 and 2016.

Revenue Recognition

As discussed in Note 1 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K, TSYS has updated its revenue recognition policies in conjunction with the adoption of ASC 606 as of January 1, 2018. The most significant impact of adopting ASC 606 in 2018 is primarily the result of gross versus net presentation of interchange and payment network fees. In 2018, these fees collected on behalf of the payment networks and card issuers are presented “net” of the amounts paid to them, as opposed to the “gross” presentation for certain of these fees in 2017 and 2016.

Interchange and payment network fees are charged by the card associations or payment networks and relate primarily to the Company’s Merchant Solutions segment. With respect to interchange and payment network fees, the Company evaluated whether it is the principal or the agent in the arrangement. With the adoption of ASC 606, the Company determined that interchange and payment network fees are not provided in return or exchange for services that the Company controls or acts as the principal, and, therefore, are not part of the consideration paid for its services. Accordingly, the Company is acting as an agent and presents the fees collected from merchants on behalf of the payment networks and card issuers net of the amounts paid to them. In reaching this determination, the Company considered a number of factors including indicators of control such as the party primarily responsible and the party who has discretion in establishing prices.

The Company also applies judgment in the determination of performance obligations in accordance with ASC 606. Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised services, the Company must apply judgment to determine whether promised services are capable of being distinct and are distinct in the context of the contract. If these criteria are not met, the promised services are accounted for as a combined performance obligation.

Income Taxes

In calculating its effective tax rate, the Company makes decisions regarding certain tax positions, including the timing and amount of deductions and allocations of income among various tax jurisdictions. The Company has various tax filing positions, including the timing and amount of deductions and credits, the establishment of reserves for audit matters and the allocation of income among various tax jurisdictions.

The Company makes estimates as to the amount of deferred tax assets and liabilities and records valuation allowances to reduce its deferred tax assets to reflect the amount that is more likely than not to be realized. The Company considers projected future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance.

Actual results may differ from the Company’s estimates. If the Company realizes a deferred tax asset or the Company was unable to realize a net deferred tax asset, an adjustment to the deferred tax asset would increase or decrease earnings, respectively, in the period the difference is recognized.

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act of 2017 (“Tax Act”). A key provision of this law that impacted TSYS was the reduction of the Federal corporate income tax rate from 35% to 21%. The Company’s Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K reflect the impact of this rate reduction.

Pursuant to the Tax Act, some amounts related to repatriation of foreign accumulated earnings and related to executive compensation may be considered provisional amounts pursuant to Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 118. As such, these amounts were subject to adjustment during the measurement period ended December 22, 2018.

Off-Balance Sheet Arrangements

Operating Leases

As a method of funding its operations, TSYS employs noncancelable operating leases for computer equipment and facilities. These leases allow the Company to use the latest technology while avoiding the risk of ownership. Neither the assets nor obligations related to these leases are included on the Consolidated Balance Sheets. As discussed in Note 1 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K, the Company adopted ASU 2016-02 Leases (Topic 842) (ASU 2016-02) as of January 1, 2019. ASU 2016-02 introduces a lessee model that brings most operating leases on the consolidated balance sheets. Refer to Notes 1 and 15 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for further information on operating lease commitments.

Contractual Obligations

The Company has long-term obligations which consist of required minimum future payments under contracts with the Company’s distributors and other service providers.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, refer to Note 1 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K.

Results of Operations

Revenues

The Company generates revenues by providing transaction processing and other payment-related services. The Company’s pricing for transactions and services is complex. Each category of revenue has numerous fee components depending on the types of transactions processed or services provided. TSYS reviews its pricing and implements pricing changes on an ongoing basis. In addition, standard pricing varies among its regional businesses, and such pricing can be customized further for customers through tiered pricing of various thresholds for volume activity. The revenue contracts can be highly complex and customized between customers. TSYS’ revenues are based upon transactional information accumulated by its systems. The Company’s revenues are impacted by currency translation of foreign operations, as well as doing business in the current economic environment.

The Company reviews revenue performance on a net revenue basis which is a non-generally accepted accounting principle (“non-GAAP”) measure. Net revenue is defined as total revenues less reimbursable items (such as postage), as well as, merchant acquiring interchange and payment network fees charged by the card associations or payment networks that are recorded by TSYS as expense and are mainly related to the Merchant Solutions segment. The Company has included reimbursements received for out-of-pocket expenses as revenues and expenses. The largest reimbursable expense items for which TSYS is reimbursed by clients are postage fees. The Company’s reimbursable items are impacted with changes in postal rates and changes in the volumes of mailing activities by its clients. Reimbursable items for the year ended December 31, 2018 were $212.3 million, a decrease of $47.9 million or 18.4%, compared to $260.2 million for the same period last year, primarily due to the Company’s adoption of ASC 606 as of January 1, 2018. See Note 1 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for further discussion. Reimbursable items for the year ended December 31, 2017 increased $0.7 million, or 0.3%, compared to $259.5 million for the same period in 2016. Interchange and payment network fees related to the TransFirst business were $1.3 billion and $868.7 million for the years ended December 31, 2017 and 2016, respectively.

TSYS’ revenues in its Issuer Solutions segment are influenced by several factors, including volumes related to accounts on file (“AOF”) and transactions. TSYS estimates that approximately 49.3% of the segment’s net revenue is AOF and transaction volume driven. The remaining 50.7% of net revenue is not AOF and transaction volume driven, and is derived from production and optional services TSYS considers to be value added products and services, custom programming and licensing arrangements.

TSYS’ revenues in its Merchant Solutions segment are influenced by several factors, including volumes related to transactions, dollar sales volume, value added services, monthly statement fees, compliance fees and miscellaneous services.

TSYS’ revenues in its Consumer Solutions segment primarily consist of a portion of the service fees collected from cardholders and interchange revenues received by Consumer Solutions’ issuing banks in connection with the programs managed by Consumer Solutions.

Total revenues decreased $899.7 million for the year ended December 31, 2018, compared to the year ended December 31, 2017, which increased $757.9 million compared to the year ended December 31, 2016. As discussed in Note 1 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K, the most significant impact of the Company’s adoption of ASC 606 as of January 1, 2018 is primarily the result of gross versus net presentation of interchange and payment network fees. In 2018, these fees collected on behalf of the payment networks and card issuers are presented “net” of the amounts paid to them, as opposed to the “gross” presentation for certain of these fees in 2017 and 2016. The impact of acquisitions on total revenues was a year-over-year increase of $179.0 million in 2018 and $419.7 million in 2017. The decrease in revenues for 2018 was partially offset by an increase of $10.3 million related to the effects of currency translation of the Company’s foreign-based subsidiaries and branches. The increase in revenues for 2017 includes a decrease of $15.5 million related to the effects of currency translation of the Company’s foreign-based subsidiaries and branches.

Net revenue increased 12.2%, or $415.6 million, for the year ended December 31, 2018, compared to the year ended December 31, 2017, which increased 11.8.%, or $358.5 million, compared to the year ended December 31, 2016. The increase in net revenue for the year ended December 31, 2018, as compared to the same period in 2017, is primarily the result of organic growth and $179.0 million of revenues related to acquisitions and an increase associated with currency translation. The increase in net revenue for the year ended December 31, 2017, as compared to the same period in 2016, is primarily the result of the acquisition of TransFirst in April 2016, as well as organic growth, partially offset by decreases associated with currency translation.

A summary of the consolidated financial highlights is provided below:

	Years Ended December 31,			Percent Change
(in thousands, except per share data)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Total revenues	$4,028,211	4,927,965	4,170,077	(18.3)%	18.2%
Net revenue[1]	$3,815,900	3,400,332	3,041,876	12.2	11.8
Operating income	$822,738	734,044	573,382	12.1	28.0
Net income attributable to TSYS common shareholders	$576,656	586,185	319,638	(1.6)	83.4
Basic earnings per share (EPS) attributable to TSYS common shareholders[2]	$3.17	3.19	1.74	(0.7)	83.3
Diluted EPS attributable to TSYS common shareholders[2]	$3.14	3.16	1.73	(0.8)	82.4
Adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)[3]	$1,370,453	1,197,673	1,040,551	14.4	15.1
Adjusted earnings[4]	$821,292	624,183	516,419	31.6	20.9
Adjusted diluted EPS[5]	$4.47	3.37	2.80	32.7	20.2
Cash flows from operating activities	$1,041,667	857,049	718,284	21.5	19.3
Free cash flow[6]	$799,483	661,023	575,711	20.9	14.8

Refer to the reconciliation of GAAP to non-GAAP measures later in this section.

[1]

Net revenue is defined as total revenues less reimbursable items, as well as, merchant acquiring interchange and payment network fees charged by credit card associations or payment networks that are recorded by TSYS as expense.

[2]

Under GAAP, entities that have participating securities must compute basic EPS using the two-class method and compute diluted EPS using the more dilutive approach of either the two-class method or the treasury stock method. Refer to Note 25 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for more information on EPS.

[3]

Adjusted EBITDA is defined as net income excluding equity in income of equity investments, interest expense (net of interest income), nonoperating income/(expense), income taxes, depreciation, amortization, foreign currency translation gains/(losses), share-based compensation expenses, litigation, claims, judgments or settlements, and TransFirst and Cayan merger and acquisition expenses.

[4]	Adjusted earnings is net income excluding noncontrolling interests, the after-tax impact of share-based compensation expenses, amortization of acquisition intangibles and other items.
[5]	Adjusted diluted EPS is defined as adjusted earnings divided by weighted average diluted shares outstanding used for diluted EPS calculations.
[6]	Free cash flow is net cash provided by operating activities less capital expenditures.

Major Customer

The Company works to maintain a large and diverse customer base across various industries. Although the Company does not have a major customer on a consolidated basis, a significant amount of the Company’s revenues are derived from long-term contracts with large clients. TSYS derives revenues from providing various processing and other services to these clients, including processing of consumer and commercial accounts, as well as revenues for reimbursable items. The loss of one of the Company’s large clients could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Operating Segments

TSYS’ services are provided through three operating segments: Issuer Solutions, Merchant Solutions and Consumer Solutions.

Issuer Solutions

The Company’s Issuer Solutions segment has many long-term customer contracts with card issuers providing account processing and output services for printing and embossing items. These contracts generally require advance notice prior to the end of the contract if a client chooses not to renew. Additionally, some contracts may permit early termination upon the occurrence of certain events such as a change in control. The termination fees paid upon the occurrence of such events are designed primarily to cover balance sheet exposure related to items such as contract cost assets or contract assets associated with the contract and, in some cases, may cover a portion of lost future revenue and profit. Although these contracts may be terminated upon certain occurrences, the contracts provide the segment with a steady revenue stream since a vast majority of the contracts are honored through the contracted expiration date.

These services are provided throughout the period of each account’s use, starting from a card-issuing client processing an application for a card. Services may include processing the card application, initiating service for the cardholder, processing each card transaction for the issuing retailer or financial institution and accumulating the account’s transactions. Fraud management services monitor the unauthorized use of accounts which have been reported to be lost, stolen, or which exceed credit limits. Fraud detection systems help identify fraudulent transactions by monitoring each account holder’s purchasing patterns and flagging unusual purchases. Other services provided include customized communications to cardholders, information verification associated with granting credit, debt collection and customer service.

Issuer Solutions revenues are generated from charges based on the number of AOF, transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder AOF. Cardholder AOF includes active and inactive consumer credit, retail, prepaid, stored value, government services and commercial card accounts. TSYS’ clients also have the option to use fraud and portfolio management services. Collectively, these services are considered volume-based revenues.

Whether or not an account on file is active can impact TSYS’ revenues differently. Active accounts are accounts that have had monetary activity either during the current month or in the past 90 days based on contractual definition. Inactive accounts are accounts that have not had a monetary transaction (such as a purchase or payment) in the past 90 days. The more active an account is, the more revenue is generated for TSYS (i.e. the more transactions and authorizations processed, statements billed and services driven by these activities, the more revenue is generated).

Occasionally, a client will purge inactive accounts from its portfolio. An inactive account typically will only generate an AOF charge. A processing client will periodically review its cardholder portfolio based upon activity and usage. Each client, based upon criteria individually set by the client, will flag an account to be “purged” from TSYS’ system and deactivated.

A deconversion involves a client migrating all of its accounts to an in-house solution or another processor. Account deconversions include active and inactive accounts and can impact the Company’s revenues significantly more than an account purge.

A sale of a portfolio typically involves a client selling a portion of its accounts to another party. A sale of a portfolio and a deconversion impact the Company’s financial statements in a similar fashion, although a sale usually has a smaller financial impact due to the number of accounts typically involved.

Below is a summary of AOF for the Company’s Issuer Solutions segment:

(in millions)	As of December 31,			Percent Change
AOF	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Consumer	514.6	481.3	442.9	6.9%	8.7%
Commercial	57.8	54.2	47.9	6.5	13.2
Other	41.6	36.4	31.0	14.1	17.4

Traditional AOF[1]	614.0	571.9	521.8	7.4	9.6
Prepaid/Stored Value[2]	11.8	38.6	57.8	(69.2)	(33.3)
Government Services[3]	—	95.0	88.7	(100.0)	7.2
Commercial Card Single-Use[4]	113.5	92.0	83.2	23.3	10.7

Total AOF	739.3	797.5	751.5	(7.3)	6.1

[1]

Traditional accounts include consumer, retail, commercial, debit and other accounts. These accounts are grouped together due to the tendency to have more transactional activity than prepaid, government services and single-use accounts.

[2]

Prepaid does not include Consumer Solutions accounts. These accounts tend to have less transactional activity than the traditional accounts. Prepaid and stored value cards are issued by firms through retail establishments to be purchased by consumers to be used at a later date. These accounts tend to be the least active of all accounts on file.

[3]	Government services accounts are disbursements of student loan accounts issued by the Department of Education, which have minimal activity. This portfolio of AOF had deconverted by December 31, 2018.
[4]	Commercial card single-use accounts are one-time use accounts issued by firms to book lodging and other travel related expenses.

Non-volume related revenues include processing fees which are not directly associated with AOF and transactional activity, such as value-added products and services, custom programming and certain other services, which are offered to TSYS’ processing clients.

Additionally, certain clients license the Company’s processing systems and process in-house. Since the accounts are processed outside of TSYS for licensing arrangements, the AOF and other volumes are not available to TSYS. Thus, volumes reported by TSYS do not include volumes associated with licensing.

Output and managed services include offerings such as card production, statement production, correspondence and call center support services.

The Issuer Solutions segment provides payment processing and related services to clients in North America and internationally. Growth in revenues and operating profit in this segment is derived from retaining and growing the core business and improving the overall cost structure. Growing the core business comes primarily from an increase in account usage, growth from existing clients and sales to new clients and the related account conversions. This segment’s financial results are impacted by foreign currency. Movements in foreign currency exchange rates as compared to the U.S. dollar can result in foreign denominated financial statements being translated into more or fewer U.S. dollars, which impacts the comparison to prior periods when the U.S. dollar was stronger or weaker. This segment had two major customers for the year ended December 31, 2018.

Below is a summary of the Issuer Solutions segment:

	Years Ended December 31,			Percent Change
(in thousands, except key indicators)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Volume-based revenues	$846,259	794,099	749,211	6.6%	6.0%

Non-volume related revenues:
Processing fees	$316,520	309,746	296,021	2.2	4.6
Value-added, custom programming, licensing and other	291,241	254,847	233,424	14.3	9.2
Output and managed services	264,157	236,267	236,806	11.8	(0.2)

Total non-volume related revenues	$871,918	800,860	766,251	8.9	4.5

Net revenue[1]	$1,718,177	1,594,959	1,515,462	7.7	5.2

Adjusted segment operating income[2]	$608,392	574,580	525,025	5.9	9.4

Adjusted segment operating margin[3]	35.4%	36.0%	34.6%

Key indicators (in millions):
AOF	739.3	797.5	751.5	(7.3)	6.1
Traditional AOF	614.0	571.9	521.8	7.4	9.6
Transactions	24,350.0	21,575.6	19,858.1	12.9	8.6

[1]

Net revenue is defined as total revenues less reimbursable items (such as postage), as well as, merchant acquiring interchange and assessment fees charged by the card associations or payment networks that are recorded by TSYS as expense.

[2]	Adjusted segment operating income excludes acquisition intangible amortization and expenses associated with Corporate Administration and Other.
[3]	Adjusted segment operating margin equals adjusted segment operating income divided by net revenue.

Net revenues increased $123.2 million for 2018, as compared to 2017. The increase was driven by organic growth, partially offset by a decrease in net revenue associated with the adoption of ASC 606. Net revenues increased $79.5 million for 2017, as compared to 2016. The increase was attributable to an increase in new business and internal growth, partially offset by client deconversions and price reductions.

Movements in foreign currency exchange rates as compared to the U.S. dollar can result in foreign denominated financial statements being translated into more or fewer U.S. dollars, which impacts the comparison to prior periods when the U.S. dollar was stronger or weaker.

Net revenue for the years ended December 31, 2018 and 2017, as compared to the same periods in 2017 and 2016, respectively, included an increase of $9.4 million and a decrease of $15.4 million, respectively, associated with currency translation.

Merchant Solutions

The Merchant Solutions segment provides merchant services and related services to clients based primarily in the United States. Merchant Solutions revenues are derived from providing processing services, acquiring solutions, related systems and integrated support services to merchant acquirers and merchants. Revenues from merchant services include processing all payment forms including credit, debit, prepaid, electronic benefit transfer and electronic check for merchants of all sizes across a wide array of market verticals. Merchant services include authorization and capture of transactions; clearing and settlement of transactions; information reporting services related to transactions; and merchant billing services. This segment had no major customers for the year ended December 31, 2018.

The Merchant Solutions segment results are driven by dollar sales volume and the authorization and capture transactions processed at the point-of-sale (“POS”). This segment’s authorization and capture transactions are primarily through internet connectivity.

Below is a summary of the Merchant Solutions segment:

	Years Ended December 31,			Percent Change
(in thousands, except key indicators)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Net revenue[1]	$1,344,718	1,103,682	898,533	21.8%	22.8%

Adjusted segment operating income[2]	$484,197	391,466	307,595	23.7	27.3

Adjusted segment operating margin[3]	36.0%	35.5%	34.2%

Key indicators:
Dollar sales volume (in millions)	$159,642.8	124,165.1	97,735.1	28.6	27.0
POS transactions (in millions)	5,874.6	4,844.1	4,548.1	21.3	6.5
Net revenue per POS transaction	$0.229	0.228	0.198	0.5	15.3

[1]

Net revenue is defined as total revenues less reimbursable items (such as postage), as well as, merchant acquiring interchange and payment network fees charged by the card associations or payment networks that are recorded by TSYS as expense.

[2]	Adjusted segment operating income excludes acquisition intangible amortization and expenses associated with Corporate Administration and Other.
[3]	Adjusted segment operating margin equals adjusted segment operating income divided by net revenue.

With the acquisition of TransFirst in April 2016, TSYS included nine months for 2016 of TransFirst’s results as part of the Merchant Solutions segment. Merchant Solutions net revenue is defined as total revenues less merchant acquiring interchange and payment network fees charged by the card associations or payment networks that are recorded by TSYS as expense.

For the year ended December 31, 2018, approximately 93.6% of TSYS’ Merchant Solutions net revenue was influenced by several factors, including volumes related to transactions and dollar sales volume. The remaining 6.4% of net revenue was derived from value added services, chargebacks, managed services, investigation, risk and collection services performed. The increase in net revenue and adjusted segment operating income for 2018, as compared to 2017, was driven by $179.0 million of revenues related to acquisitions and higher processing volumes, product fees and processing fees, as well as a gain on the sale of a merchant portfolio in December 2018. The increase in adjusted segment operating income for 2017, as compared to 2016, was driven primarily by the acquisition of TransFirst in April 2016 as well as operating cost reduction in connection with the integration.

Consumer Solutions

Consumer Solutions provides GPR prepaid debit and payroll cards, demand deposit accounts and other financial service solutions to the underbanked and other consumers and businesses in the United States. Consumer Solutions’ products provide customers with access to depository accounts insured by the Federal Deposit Insurance Corporation (“FDIC”) with a menu of pricing and features specifically tailored to their needs. Consumer Solutions has an extensive distribution and reload network comprising financial service centers and other retail locations throughout the United States, and is a program manager for FDIC-insured depository institutions that issue the products that Consumer Solutions develops, promotes and distributes. Consumer Solutions currently has active agreements with five issuing banks.

The Consumer Solutions segment markets its products through multiple distribution channels, including alternative financial service providers, traditional retailers, direct-to-consumer and online marketing programs and contractual relationships with corporate employers. This segment had no major customers and one major third-party distributor for the year ended December 31, 2018.

The Consumer Solutions segment’s revenues primarily consist of a portion of the service fees collected from cardholders and interchange revenues received by Consumer Solutions’ issuing banks and others in connection with the programs managed by this segment. Customers are charged fees for transactions including fees for Personal Identification Number (“PIN”) and signature-based purchase transactions made using their cards, for Automated Teller Machine (“ATM”) withdrawals or other transactions conducted at ATMs, for balance inquiries, and monthly maintenance fees among others. Customers are also charged fees associated with additional features and services offered in connection with certain products including the use of courtesy overdraft protection, bill payment options, card replacement, foreign exchange and card-to-card transfers of funds initiated through call centers. The Consumer Solutions segment also earns revenues from a portion of the interchange fees remitted by merchants when customers make purchase transactions using their products. Subject to applicable law, interchange fees are fixed by card associations and network organizations.

Below is a summary of the Consumer Solutions segment:

	Years Ended December 31,			Percent Change
(in thousands, except key indicators)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Net revenue[1]	$806,430	746,870	663,579	8.0%	12.6%

Adjusted segment operating income[2]	$193,472	182,082	160,371	6.3	13.5

Adjusted segment operating margin[3]	24.0%	24.4%	24.2%

Key indicators (in millions):
Gross dollar volume[4]	$34,465.5	32,034.8	28,722.3	7.6	11.5
Number of active cards[5]	5.0	4.9	4.3	2.5	14.2
Number of active cards with direct deposit[6]	2.5	2.4	2.1	4.9	12.1
Percentage of active cards with direct deposit	50.0%	48.9%	49.7%

[1]

Net revenue is defined as total revenues less reimbursable items (such as postage), as well as merchant acquiring interchange and payment network fees charged by the card associations or payment networks that are recorded by TSYS as expense.

[2]	Adjusted segment operating income excludes acquisition intangible amortization and expenses associated with Corporate Administration and Other.
[3]	Adjusted segment operating margin equals adjusted segment operating income divided by net revenue.
[4]	Gross dollar volume represents the total dollar volume of debit transactions and cash withdrawals made using Consumer Solutions products.
[5]

Number of active cards represents the total number of cards that have had a PIN or signature-based purchase transaction, a POS load transaction or an ATM withdrawal within three months of the date of determination, adjusted to remove prepaid cards that consumers upgraded to a demand deposit account during the period.

[6]

Number of active cards with direct deposit represents the number of active cards that have had a direct deposit load within three months of the date of determination, adjusted to remove prepaid cards that consumers upgraded to a demand deposit account during the period.

For the year ended December 31, 2018, 71.3% of revenues were derived from service fees charged to customers and 28.7% of revenues were derived from interchange and other revenues. Service fee revenues are driven by the number of active cards and in particular by the number of cards with direct deposit. Customers with direct deposit generally initiate more transactions and generate more revenues than those that do not take advantage of this feature. Interchange revenues are driven by gross dollar volume. Substantially all of the Consumer Solutions segment revenues were volume driven as they were driven by the active card and gross dollar volume indicators.

Consumer Solutions net revenue for 2018 increased $59.6 million compared to 2017. This increase was comprised of $55.9 million increase in service fee revenues and $3.7 million increase in interchange and other revenues. Consumer Solutions segment net revenue increased $83.3 million for 2017, as compared to 2016. This increase was comprised of $48.6 million increase in service fee revenues and $34.7 million increase in interchange and other revenues.

On January 25, 2018, the CFPB announced that it had finalized updates to its 2016 prepaid rule. The CFPB’s 2016 prepaid rule put in place requirements for treatment of funds on lost or stolen cards, error resolution and investigation, upfront fee disclosures, access to account information, and overdraft features if offered in conjunction with prepaid accounts. The changes announced by the CFPB adjust requirements for resolving errors on unregistered accounts, provide greater flexibility for credit cards linked to digital wallets, and extend the effective date of the rule by one year to April 1, 2019.

Assuming no changes to the rule and before taking into consideration the mitigating effects of TSYS’ business expansion and product diversification strategies for the Consumer Solutions segment, the Company currently expects that the Company’s 2019 net revenue will be negatively impacted by approximately $60 to 65 million, with an estimated negative impact to adjusted diluted EPS of $0.17 to $0.19. TSYS expects to offset one-third to one-half of the expected negative financial impact of the rule, from both a net revenue and an adjusted diluted EPS perspective. TSYS will continue to review and interpret the rule and analyze its expected impact on the Consumer Solutions segment’s business. The estimated net revenue and adjusted diluted EPS impact set forth above is subject to risks and uncertainties such as the success of TSYS’ business expansion and product diversification strategies for the Consumer Solutions segment which success will depend on, among other things, the rate of adoption of the Company’s new products (both by consumers and the Company’s distribution partners), the rate of utilization of the various product features by cardholders, and overall market and regulatory dynamics. The estimated impact of the rule on the Company’s 2019 financial performance could vary based on these and other factors.

Operating Expenses

The Company’s operating expenses were $3.2 billion, $4.2 billion and $3.6 billion in 2018, 2017 and 2016, respectively. Operating expenses consist of cost of services and selling, general and administrative expenses. Cost of services describes the direct expenses incurred in performing a particular service for customers, including the cost of direct labor expense in putting the service in saleable condition. Selling, general and administrative expenses are incurred in selling or marketing and for the direction of the enterprise as a whole, including accounting, legal fees, sales, investor relations and mergers and acquisitions.

Operating expenses for the year ended December 31, 2018 decreased $988.4 million, mainly due to the adoption of ASC 606 and the net presentation of interchange and payment network fees. See Notes 1 and 2 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for further discussion of the Company’s adoption of ASC 606 as of January 1, 2018. The decrease was partially offset by an increase in operating expenses related to acquisitions as well as increased acquisition expenses and amortization of acquisition intangibles. Operating expenses for the year ended December 31, 2017 included a decrease of $7.0 million, related to the effects of currency translation of the Company’s foreign-based subsidiaries. TransFirst had an incremental year-over-year impact on operating expenses of $417.3 million in 2017. Operating expenses for the year ended December 31, 2016 were also impacted by the TransFirst acquisition. Operating expenses increased $1.3 billion due to the acquisition of TransFirst in 2016. Operating expenses in 2017 and 2016 were also impacted by $1.9 million and $21.7 million, respectively, of litigation settlement, settlement discussions and related legal expenses. In 2017, TSYS incurred an expense associated with a special one-time cash bonus of $1,000 to certain employees as a result of the Company’s continued success and to share some of the savings that resulted from the Tax Act legislation passed in December 2017. The Company’s cost of services were $2.5 billion, $3.6 billion and $3.0 billion in 2018, 2017 and 2016, respectively. The decrease in cost of services for 2018, as compared to 2017, is due to the adoption of ASC 606 and the presentation of interchange and payment network fees on a net basis. The increases in cost of services for 2017, as compared to 2016, are due to increases in employment, severance, technology and facilities and other costs to support revenue growth and the acquisition of TransFirst. The Company’s selling, general and administrative expenses were $713.0 million, $616.6 million and $603.6 million in 2018, 2017 and 2016, respectively. The increase in selling, general and administrative costs in 2018 is the result of an increase in acquisition expenses and amortization for acquisition intangibles. The increase in selling, general and administrative costs in 2017 were due primarily to the acquisition of TransFirst in April 2016.

The Company’s merger and acquisition (“M&A”) and integration expenses include transaction-related and integration-related expenses associated with acquisitions. These expenses consist of costs pertaining to the completion of the acquisition such as legal, accounting and professional fees, share-based compensation, as well as, third-party support fees, systems integration costs and personnel costs for severance and retention. M&A and integration expenses were $29.0 million, $13.4 million and $32.3 million for the year ended December 31, 2018, 2017 and 2016, respectively.

Operating Income

Operating income increased 12.1% for the year ended December 31, 2018, compared to 2017. The Company’s operating profit margin for the year ended December 31, 2018 was 20.4%, compared to 14.9% in 2017. TSYS’

operating margins increased for the year ended December 31, 2018, as compared to 2017, due primarily to the adoption of ASC 606 and the presentation of interchange and payment network fees on a net basis. TSYS’ operating margins increased for the year ended December 31, 2017, as compared to 2016, due primarily to a decrease in the amount of acquisition and integration expenses.

Nonoperating Income (Expense)

Nonoperating income (expense) consists of interest income, interest expense, and gains and losses on currency transactions. Nonoperating expense increased in 2018 as compared to 2017, and increased in 2017 as compared to 2016 primarily due to the increase in interest expense.

The following table provides a summary of nonoperating expense:

	Years Ended December 31,			Percent Change
(in thousands)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Interest expense[1]	$(163,357)	(118,221)	(115,363)	38.2%	2.5%
Interest income	4,476	2,193	1,840	nm	19.2
Currency translation and transaction gains (losses), net	109	(907)	1,748	nm	nm
Other	(4,202)	453	(575)	nm	nm

Total	$(162,974)	(116,482)	(112,350)	39.9	3.7

nm = not meaningful

[1]	Interest expense includes interest and related costs on Senior Notes of $121.6 million, $102.0 million and $87.7 million, respectively, for the years ended December 31, 2018, 2017 and 2016.

Interest expense for the year ended December 31, 2018 increased $45.1 million compared to 2017. The increase in interest expense in 2018 compared to 2017 is primarily due to the debt financing of the acquisition of Cayan. Interest expense for the year ended December 31, 2017 increased $2.9 million compared to 2016. The increase in interest expense in 2017 compared to 2016 is due to the debt financing of the acquisition of TransFirst in April 2016. Refer to Notes 12 and 23 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for more information on long-term borrowings and acquisitions.

Income Taxes

Below is a summary of income tax expense:

	Years Ended December 31,			Percent Change
(in thousands)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Income tax expense	$127,003	65,878	161,175	92.8%	(59.1)%
Effective income tax rate	19.3%	10.7%	35.0%

During 2018, the Company experienced a net decrease in its valuation allowance for deferred income tax assets of $1.7 million primarily as a result of the utilization of income tax credit carryforwards against the one-time transition tax that was enacted as part of the Tax Cuts and Jobs Act of 2017 (the “Tax Act”).

As a result of the Tax Act, the Company realized a net tax benefit of $135.9 million. This was primarily the result of remeasuring deferred tax assets and deferred tax liabilities.

In 2018, TSYS reassessed its uncertain tax positions for all jurisdictions. As a result, the Company decreased unrecognized tax benefits by $1.5 million.

Refer to Note 14 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for more information on income taxes.

Equity in Income of Equity Investments

Below is a summary of TSYS’ share of income from its interest in equity investments:

	Years Ended December 31,			Percent Change
(in thousands)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Equity in income of equity investments, net of tax	$45,156	40,532	26,115	11.4%	55.2%

The increases in equity income in 2018 and 2017 are primarily the result of organic growth in China Union Pay Data Co., Ltd (“CUP Data”). Refer to Note 11 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for more information on equity investments.

Net Income

The following table provides a summary of net income and EPS:

	Years Ended December 31,			Percent Change
(in thousands, except per share data)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Net income	$577,917	592,216	325,972	(2.4)%	81.7%
Net income attributable to noncontrolling interests	(1,261)	(6,031)	(6,334)	79.1	4.8

Net income attributable to TSYS common shareholders	$576,656	586,185	319,638	(1.6)	83.4

Basic EPS attributable to TSYS common shareholders[1]	$3.17	3.19	1.74	(0.7)	83.3

Diluted EPS attributable to TSYS common shareholders[1]	$3.14	3.16	1.73	(0.8)	82.4

[1]

Basic and diluted EPS is computed based on the two-class method in accordance with the guidance under GAAP. Refer to Note 25 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for more information on EPS.

Net income attributable to noncontrolling interests in 2018 decreased by $4.7 million from 2017 and decreased $0.3 million in 2017 from 2016. The decrease in 2018 compared to 2017 is the result of TSYS acquiring the remaining 15% equity interest in Central Payment Co., LLC (“CPAY”) in April 2018. The decrease in 2017 compared to 2016 is the result of TSYS acquiring an additional 10% ownership in CPAY in February 2017 partially offset by an increase in operating results of CPAY. Refer to Note 23 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for more information.

Non-GAAP Financial Measures

Management evaluates the Company’s operating performance based on a constant currency basis, operating margin on a net revenue basis, adjusted EBITDA, adjusted earnings, adjusted diluted EPS and free cash flow which are non-GAAP measures. TSYS also uses these non-GAAP financial measures to evaluate and assess TSYS’ financial performance against budget.

Although non-GAAP financial measures are often used to measure TSYS’ operating results and assess its financial performance, they are not necessarily comparable to similarly titled measures of other companies due to potential inconsistencies in the method of calculation.

TSYS believes that its provision of non-GAAP financial measures provides investors with important key financial performance indicators that are utilized by management to assess TSYS’ operating results, evaluate the business and make operational decisions on a prospective, going-forward basis. Hence, management provides disclosure of non-GAAP financial measures to give shareholders and potential investors an opportunity to see TSYS as viewed by management, to assess TSYS with some of the same tools that management utilizes internally and to be able to compare such information with prior periods. TSYS believes that inclusion of non-GAAP financial measures provides investors with additional information to help them better understand its financial statements just as management utilizes these non-GAAP financial measures to understand the business, manage budgets and allocate resources.

The following tables provide a reconciliation of GAAP to non-GAAP financial measures:

Constant Currency Comparison

(in thousands)	Years Ended December 31,
Consolidated	2018	2017
Total revenues (GAAP)	$4,028,211	4,927,965
Foreign currency impact[1]	(10,325)	—

Constant currency[2] (non-GAAP)	$4,017,886	4,927,965

Net revenue (non-GAAP)	$3,815,900	3,400,332
Foreign currency impact[1]	(9,704)	—

Constant currency[2] (non-GAAP)	$3,806,196	3,400,332

Operating income (GAAP)	$822,738	734,044
Foreign currency impact[1]	(4,828)	—

Constant currency[2] (non-GAAP)	$817,910	734,044

Issuer Solutions
Segment net revenue (GAAP)	$1,718,177	1,594,959
Foreign currency impact[1]	(9,446)	—

Constant currency[2] (non-GAAP)	$1,708,731	1,594,959

Constant Currency Comparison

(in thousands)	Years Ended December 31,
Consolidated	2017	2016
Total revenues (GAAP)	$4,927,965	4,170,077
Foreign currency impact[1]	15,468	—

Constant currency[2] (non-GAAP)	$4,943,433	4,170,077

Net revenue (non-GAAP)	$3,400,332	3,041,876
Foreign currency impact[1]	14,417	—

Constant currency[2] (non-GAAP)	$3,414,749	3,041,876

Operating income (GAAP)	$734,044	573,382
Foreign currency impact[1]	8,922	—

Constant currency[2] (non-GAAP)	$742,966	573,382

Issuer Solutions
Segment net revenue (GAAP)	$1,594,959	1,515,462
Foreign currency impact[1]	14,326	—

Constant currency[2] (non-GAAP)	$1,609,285	1,515,462

[1]	Reflects the impact of calculated changes in foreign currency rates from the comparable period.
[2]	Reflects current period results on a non-GAAP basis as if foreign currency rates did not change from the comparable prior year period.

Net Revenue and Operating Margin on a Net Revenue Basis

	Years Ended December 31,
(in thousands)	2018	2017	2016
Operating income (GAAP) (a)	$822,738	734,044	573,382

Total revenues (GAAP) (b)	$4,028,211	4,927,965	4,170,077
Less: reimbursable items, interchange and payment network fees	212,311	1,527,633	1,128,201

Net revenue (non-GAAP) (c)	$3,815,900	3,400,332	3,041,876

Operating margin (as reported) (GAAP) (a)/(b)	20.4%	14.9%	13.8%

Operating margin on a net revenue basis (non-GAAP) (a)/(c)	21.6%	21.6%	18.9%

Adjusted EBITDA

(in thousands)	Years Ended December 31,
	2018	2017	2016
Net income (GAAP) (a)	$577,917	592,216	325,972
Adjust for:
Less: Equity in income of equity investments	(45,156)	(40,532)	(26,115)
Add: Income tax expense	127,003	65,878	161,175
Add: Interest expense, net	158,881	116,028	113,523
Add: Depreciation and amortization	408,573	405,906	373,546
Add: Client incentive/contract asset amortization1	28,105	—	—
Add: Contract cost asset amortization[1]	35,729	—	—

Less/Add: (Gain)/loss on foreign currency translation and transaction (gains) losses	(109)	907	(1,748)
Add/Less: Other nonoperating expenses (income)	4,202	(453)	575
Add: Share-based compensation	48,758	42,409	43,728
Add: Cayan and TransFirst M&A and integration expenses[2]	26,550	13,367	28,176
Add: Litigation, claims, judgments or settlements[3]	—	1,947	21,719

Adjusted EBITDA (non-GAAP) (b)	$1,370,453	1,197,673	1,040,551

Total revenues (GAAP) (c)	$4,028,211	4,927,965	4,170,077

Net income margin on total revenues (GAAP) (a)/(c)	14.3%	12.0%	7.8%

Net revenue (non-GAAP) (d)	$3,815,900	3,400,332	3,041,876

Adjusted EBITDA margin on net revenue (non-GAAP) (b)/(d)	35.9%	35.2%	34.2%

[1]	Client incentive and contract asset amortization are no longer included in depreciation and amortization due to the adoption of ASC 606 on January 1, 2018.
[2]	Costs associated with the Cayan and TransFirst acquisitions which are included in selling, general and administrative expenses and nonoperating expenses.
[3]	Litigation settlement or settlement discussions with counterparties and related legal expenses.

Adjusted Earnings and Adjusted Diluted Earnings Per Share

	Years Ended December 31,
(in thousands, except per share data)	2018	2017	2016
Income attributable to TSYS common shareholders from continuing operations (GAAP)	$576,656	586,185	319,638

Adjust for amounts attributable to TSYS common shareholders:
Add: Acquisition intangible amortization	236,707	207,172	188,887
Add: Share-based compensation	48,757	42,399	43,691
Add: Cayan and TransFirst M&A and integration expenses[1]	26,550	13,306	37,957
Add: Litigation, claims, judgments or settlements[2]	—	1,947	19,913
Less: Tax impact of adjustments[3]	(68,655)	(90,955)	(93,667)
Less: Impact of Tax Cuts and Jobs Act[4]	1,277	(135,871)	—
Adjusted earnings (non-GAAP)	$821,292	624,183	516,419

Diluted EPS - Net income attributable to TSYS common shareholders:
As reported (GAAP)	$3.14	3.16	1.73

Adjusted diluted EPS (non-GAAP)	$4.47	3.37	2.80

Weighted average diluted shares	183,919	185,430	184,448

[1]	Costs associated with the Cayan and TransFirst acquisitions which are included in selling, general and administrative expenses and nonoperating expenses.
[2]	Litigation settlement or settlement discussions and related legal expenses.
[3]	Certain of these merger and acquisition costs are nondeductible for income tax purposes. Income tax impact includes a discrete item as a result of the acquisition.
[4]

On December 22, 2017, President Trump signed into law the Tax Act. In addition to the reduction in the federal corporate income tax rate, TSYS realized a non-recurring income tax expense/(benefit) of $1.3 million and ($135.9) million for the years ended December 31, 2018 and 2017, respectively, due to the reduction of certain deferred tax assets and liabilities and the repatriation of foreign earnings as a result of the Tax Act.

Free Cash Flow

	Years Ended December 31,
(in thousands)	2018	2017[1]	2016[1]
Net cash provided by operating activities (GAAP)	$1,041,667	857,049	718,284
Capital expenditures	(242,184)	(196,026)	(142,573)

Free cash flow (non-GAAP)	$799,483	661,023	575,711

[1]	As result of adopting ASU 2016-18 in 2018, TSYS recasted prior periods for changes related to restricted cash.

Capital expenditures include purchases of property and equipment, additions to licensed computer software from vendors and additions to internally developed computer software and additions to contract acquisition costs.

Financial Position, Liquidity and Capital Resources

The Consolidated Statements of Cash Flows detail the Company’s cash flows from operating, investing and financing activities. TSYS’ primary methods for funding its operations and growth have been cash generated from current operations, the use of leases and the occasional use of borrowed funds to supplement financing of capital expenditures.

Cash Flows from Operating Activities

	Years Ended December 31,
(in thousands)	2018	2017[1]	2016[1]
Net income	$577,917	592,216	325,972
Depreciation and amortization	408,573	405,906	373,546
Provisions for cardholder losses	65,108	51,194	49,363
Share-based compensation	48,758	42,409	43,728
Provisions for bad debt expenses and billing adjustments	10,313	10,169	7,584
Charges for transaction processing provisions	7,163	11,716	5,351
Amortization of debt issuance costs	4,982	4,307	13,570
Deferred income tax expense (benefit)	21,400	(172,488)	7,435
Equity in income of equity investments	(45,156)	(40,532)	(26,115)
Other noncash items and charges, net	25,923	26,008	5,117
Net change in current and other assets and current and other liabilities	(83,314)	(73,856)	(87,267)

Net cash provided by operating activities	$1,041,667	857,049	718,284

[1]	As result of adopting ASU 2016-18 in 2018, TSYS recasted prior periods for changes related to restricted cash.

TSYS’ main source of funds is derived from operating activities, specifically net income. The change in depreciation and amortization is mainly the result of acquisitions partially offset by the adoption of ASC 606. Net change in current and other assets includes accounts receivable, contract assets, contract cost assets, prepaid expenses, other current assets and other long-term assets. Net change in current and other liabilities includes accounts payable, accrued salaries and employee benefits, and other current liabilities and other long-term liabilities. The change in accounts receivable as of December 31, 2018, as compared to 2017, is the result of timing of collections. The change in accounts payable and other liabilities for the same period is the result of the timing of payments of vendor invoices. The change in accrued salaries and employee benefits is due primarily to changes in incentive bonuses and benefits paid during the year ended December 31, 2018 compared to the same period in 2017. The increase in 2017, as compared to 2016, in net cash provided by operating activities was primarily the result of the combined increase of the net earnings of the Company and the impact of TransFirst.

Impact of adoption of ASC 606

TSYS makes cash payments for processing rights, third-party development costs and other direct salary-related costs in connection with converting new clients to the Company’s processing systems. Upon the Company’s adoption of ASC 606 as of January 1, 2018, costs to obtain or fulfill a contract are classified as contract cost assets and payments for processing rights or signing incentives are classified as contract assets in the Company’s Consolidated Balance Sheets. See Notes 1, 2 and 10 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K.

The decrease in additions to contract costs assets for 2018, as compared to 2017, is primarily attributable to payments for processing rights that are included in the changes in contract assets and liabilities in the operating activities section of the Company’s Consolidated Statements of Cash Flows upon the Company’s adoption of ASC 606 as of January 1, 2018.

Cash Flows from Investing Activities

	Years Ended December 31,
(in thousands)	2018	2017	2016
Cash used in acquisitions, net of cash acquired	$(1,051,629)	—	(2,345,493)
Purchases of property and equipment	(113,266)	(70,039)	(51,132)
Additions to licensed computer software from vendors	(89,756)	(25,916)	(11,551)
Additions to internally developed computer software	(39,162)	(30,265)	(34,043)
Proceeds from sale of acquisition intangibles	3,847	—	—
Other investing activities	(4,183)	(2,718)	(4,930)
Additions to contract acquisition costs	—	(69,806)	(45,847)

Net cash used in investing activities	$(1,294,149)	(198,744)	(2,492,996)

The major uses of cash for investing activities in 2018 were for acquisitions, purchases of property and equipment, the purchase of licensed computer software and internal development of computer software. The primary uses of cash for investing activities in 2017 and 2016 were for acquisitions, purchases of property and equipment, additions to contract acquisition costs, internally developed computer software and licensed computer software from vendors.

Cash Used in Acquisitions

In 2018, the Company completed the acquisition of Cayan in an all cash transaction valued at approximately $1.05 billion. In 2016, the Company used cash of $2.3 billion in connection with the acquisition of TransFirst.

Property and Equipment

Capital expenditures for property and equipment were $113.3 million in 2018, compared to $70.0 million in 2017 and $51.1 million in 2016. The majority of capital expenditures in 2018, 2017 and 2016 related to computer processing hardware.

Additionally, 2018 capital expenditures included TSYS’ interest in corporate assets purchased as part of the collaborative arrangement discussed in Note 24 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K.

Internally Developed Computer Software Costs

Additions to capitalized software development costs, including enhancements to, and development of, processing systems were $39.2 million in 2018, $30.3 million in 2017 and $34.0 million in 2016. The changes in capitalized software development costs in 2018, as compared to 2017, were the result of an increase in the level of activity of initiatives that consist of enhancing TSYS’ Consumer Solutions and Issuer Solutions platforms. The changes in capitalized software development costs in 2017, as compared to 2016, were the result of a decrease in the level of activity in a multi-year, multi-phase initiative that consists of enhancing TSYS’ issuing processing platforms.

Licensed Computer Software from Vendors

Capital expenditures for licensed computer software from vendors for increases in processing capacity were $89.8 million in 2018, compared to $25.9 million in 2017 and $11.6 million in 2016. The increase in expenditures during 2018 relate to new or extended software agreements with certain vendors.

Contract Cost Assets

TSYS makes cash payments for processing rights, third-party development costs and other direct salary-related costs in connection with converting new customers to the Company’s processing systems. As discussed earlier, upon the Company’s adoption of ASC 606 as of January 1, 2018, costs to obtain or fulfill a contract are classified as contract cost assets and payments for processing rights or signing incentives are classified as contract assets in the Company’s Consolidated Balance Sheets. Prior to the Company’s adoption of ASC 606, contract cost assets were referred to as contract acquisition costs and included both conversion costs and payments for processing rights (signing incentives). The Company’s investments in contract acquisition costs were $69.8 million in 2017 and $45.8 million in 2016. The Company made cash payments for processing rights of $48.6 million and $25.8 million in 2017 and 2016, respectively.

Conversion cost additions were $21.3 million and $20.0 million in 2017 and 2016, respectively.

Purchases of Private Equity Investments

The Company is a party to partnership agreements in connection with investing in two Atlanta-based venture capital funds focused exclusively on investing in technology-enabled financial services companies. Pursuant to each limited partnership agreement, the Company has committed to invest up to $20.0 million in each fund so long as its ownership interest in each fund does not exceed 50%. The Company made investments in the funds of $6.6 million, $2.7 million and $4.9 million in 2018, 2017 and 2016, respectively.

Cash Flows from Financing Activities

	Years Ended December 31,
(in thousands)	2018	2017	2016
Principal payments on long-term borrowings, capital lease obligations and license agreements	$(2,812,366)	(421,306)	(724,084)
Repurchases of common stock under plans and tax withholding	(172,966)	(284,237)	(30,275)
Purchase of noncontrolling interests	(126,000)	(70,000)	(5,878)
Dividends paid on common stock	(94,557)	(79,017)	(73,378)
Debt issuance costs	(16,004)	—	(26,555)
Subsidiary dividends paid to noncontrolling shareholders	(3,777)	(5,997)	(5,548)
Proceeds from borrowings of long-term debt	3,477,000	200,000	2,666,295
Proceeds from exercise of stock options	31,177	21,832	11,708
Excess tax benefit from share-based payment arrangements	—	—	9,905

Net cash provided by (used in) financing activities	$282,507	(638,725)	1,822,190

Net cash used in financing activities for the year ended December 31, 2018 was primarily related to principal payments on long-term borrowings, repurchases of common stock, the purchase of the remaining fifteen percent interest in CPAY, payment of dividends and capital lease obligations and license agreements. The main source of cash provided by financing activities in 2018 is the proceeds from borrowing of long-term debt and exercises of stock options. Cash provided by financing activities for the year ended December 31, 2018 primarily related to proceeds from long-term borrowings in connection with the Cayan acquisition.

TSYS continues to monitor developments related to the anticipated transition from the London Interbank Offered Rate (“LIBOR”) to an alternative benchmark reference rate, such as the Secured Overnight Financing Rate (“SOFR”), beginning January 1, 2022. Additionally, TSYS maintains contact with its lenders and other stakeholders to evaluate the potential impact of these changes on TSYS’ future financing activities.

Net cash used in financing activities for the year ended December 31, 2017 was primarily related to principal payments on long-term borrowings and capital lease obligations, repurchase of common stock, dividends paid on common stock, as well as the purchase of noncontrolling interests. Cash provided by financing activities for the year ended December 31, 2017 primarily relate to proceeds from long-term borrowings.

Net cash used in financing activities for the year ended December 31, 2016 was primarily related to principal payments on long-term borrowings and capital lease obligations, as well as dividends paid on common stock. Cash provided by financing activities for the year ended December 31, 2016 primarily related to proceeds from long-term borrowings in connection with the TransFirst acquisition.

Refer to Notes 12 and 23 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for more information on the long-term debt financing and acquisitions.

Borrowings

Refer to Note 12 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for further information on borrowings.

Purchase of Noncontrolling Interest

In connection with the acquisition of CPAY, the Company was party to call and put arrangements with respect to the membership units that represent the remaining noncontrolling interest of CPAY. The call arrangement was exercisable by TSYS and the put arrangement was exercisable by the Seller. The put arrangement was outside the control of the Company by requiring the Company to purchase the Seller’s entire equity interest in CPAY at a put price at fair value. At the time of the original acquisition, the redemption of the put option was considered probable based upon the passage of time of the second anniversary date. The put arrangement was recorded on the Consolidated Balance Sheet and was classified as redeemable noncontrolling interest in consolidated subsidiary outside of permanent equity.

In April 2018, the Company acquired the remaining 15% equity interest in CPAY from a privately-owned company for $126.0 million.

In February 2017, the Company acquired an additional 10% equity interest in CPAY from a privately owned company for $70.0 million. This purchase reduced the remaining redeemable noncontrolling interest in CPAY to 15% of its total outstanding equity and extended the put call arrangement until April 2018. The transaction resulted in a decrease to noncontrolling interest of $9.8 million and a decrease to additional paid-in-capital of $60.2 million.

The put option was not redeemable on December 31, 2017, but redemption was considered probable based upon the passage of time toward the April 2018 date. The Company’s accounting policy is to accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date. The Company recorded accretion in fair value of $101.4 million for the year ended December 31, 2017 using the effective interest method.

Refer to Note 23 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for more information on this purchase.

Stock Repurchase Plan

In January 2015, TSYS announced that its Board had approved a stock repurchase plan to repurchase up to 20 million shares of TSYS stock. The shares may be purchased from time to time at prices considered appropriate. There is no expiration date for the plan. Through December 31, 2018, the Company purchased 11.5 million shares for approximately $720.9 million at an average price of $62.69.

On January 31, 2019, TSYS executed an accelerated share repurchase (“ASR”) agreement to repurchase $400 million of its outstanding common stock. Pursuant to the ASR Agreement, approximately 83% of the shares expected to be repurchased were received by the Company on February 5, 2019. The total number of shares ultimately repurchased under the ASR program will be determined upon final settlement and will be based on a discount to the volume-weighted average price of the Company’s common stock during the ASR period. The Company anticipates that all repurchases under the ASR will be completed by the end of the first quarter of 2019.

Dividends

Dividends on common stock of $94.6 million were paid in 2018, compared to $79.0 million and $73.4 million in 2017 and 2016, respectively. For 2018, the Company declared dividends of $0.52 per share, compared to dividends of $0.46 per share in 2017 and $0.40 per share in 2016.

Significant Noncash Transactions

During 2018, 2017 and 2016, the Company issued 326,968, 329,051 and 362,804 shares of common stock, respectively, to certain key employees and non-management members of its Board of Directors. The grants to certain key employees were issued in the form of nonvested stock bonus awards for services to be provided in the future by such officers and employees. The market value of the common stock at the date of issuance is amortized as share-based compensation expense over the vesting period of the awards. The grants to the Board of Directors were fully vested on the date of grant. The Company acquired computer equipment under capital leases and software under license agreements in the amount of $23.2 million, $40.8 million and $1.8 million in 2018, 2017 and 2016, respectively.

Refer to Notes 18 and 22 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for more information on share-based compensation and significant noncash transactions.

Additional Cash Flow Information

Off-Balance Sheet Financing

TSYS uses various operating leases in its normal course of business. These “off-balance sheet” arrangements obligate TSYS to make payments for computer equipment and facilities. These computer lease commitments may be replaced with new lease commitments due to new technology. Management expects that, as these leases expire, they will be evaluated and renewed or replaced by similar leases based on need. As discussed in Note 1 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K, the Company adopted ASU 2016-02 Leases (Topic 842) (ASU 2016-02) as of January 1, 2019. ASU 2016-02 introduces a lessee model that brings most operating leases on the balance sheet.

The following table summarizes future contractual cash obligations, including lease payments and software arrangements, as of December 31, 2018, for the next five years and thereafter:

	Contractual Cash Obligations Payments Due by Period
(in thousands)	Total	1 Year or Less	2-3 Years	4-5 Years	After 5 Years
Debt obligations (principal)	$3,887,149	$20,807	761,342	1,905,000	1,200,000
Debt obligations (interest)[1]	836,265	158,756	294,628	213,437	169,444
Operating leases	254,381	54,818	105,532	61,137	32,894
Purchase commitments	131,788	59,182	39,463	12,330	20,813
Capital lease obligations	42,374	7,393	14,404	13,709	6,868
License agreements	18,146	2,939	15,168	39	—

Total contractual cash obligations	$5,170,103	$303,895	1,230,537	2,205,652	1,430,019

[1]	Amounts utilize prevailing interest rates as of December 31, 2018.

Income Taxes

The total liability for uncertain tax positions as of December 31, 2018 is $22.3 million. Refer to Note 14 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect any significant changes related to these obligations within the next twelve months.

Foreign Operations

TSYS operates internationally and is subject to adverse movements in foreign currency exchange rates. On June 23, 2016, the U.K. held a referendum in which voters approved an exit from the E.U., commonly referred to as “Brexit.” The U.K. is currently negotiating the terms of its expected exit from the European Union which is scheduled for March 29, 2019. In November 2018, the U.K. and the European Union agreed upon a draft Withdrawal Agreement that sets out the terms of the U.K.’s departure, including a transition period from March 29, 2019 through December 31, 2020 to allow time for the U.K. and the European Union to agree upon a future trade deal. On January 15, 2019, the draft Withdrawal Agreement was rejected by the U.K. Parliament creating significant uncertainty about the terms (and timing) under which the U.K. will leave the European Union and the terms of U.K.’s future relationship with the European Union. TSYS continues to monitor Brexit and its potential impact across key areas including service continuity, contracts, regulatory (including data privacy), the economy and freedom of movement of people. Uncertainty over the terms of the withdrawal of the U.K. from the E.U. may create global economic uncertainty, and have unknown social and geopolitical impact, which may adversely affect the Company’s business, results of operations and financial condition, as well as potentially affect TSYS’ relationships with its existing and future customers, vendors and employees. Additionally, the U.K. may be required to negotiate new terms of trade with various jurisdictions which could be disruptive and adversely affect TSYS’ tax benefits or liabilities in those jurisdictions. TSYS has not entered into foreign exchange forward contracts to reduce its exposure to foreign currency rate changes. TSYS continues to analyze potential hedging instruments to safeguard it from significant foreign currency translation risks.

TSYS maintains operating cash accounts outside the United States. Refer to Note 4 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for more information on cash, cash equivalents and restricted cash. TSYS has adopted the permanent reinvestment exception under GAAP with respect to future earnings of certain foreign subsidiaries. While some of the foreign cash is available to repay intercompany financing arrangements, some remaining amounts may not be presently available to fund domestic operations and obligations without paying withholding taxes upon its repatriation. Demand on the Company’s cash has increased as a result of its strategic initiatives. TSYS funds these initiatives through a balance of internally generated cash, external sources of capital and, when advantageous, access to foreign cash in a tax efficient manner. Where local regulations limit an efficient intercompany transfer of amounts held outside of the U.S., TSYS will continue to utilize these funds for local liquidity needs. Under current law, balances available to be repatriated to the U.S. may be subject to foreign withholding taxes. Pursuant to the Tax Act, TSYS has not provided for the U.S. federal tax liability on these amounts for financial statement purposes. TSYS utilizes a variety of tax planning and financing strategies with the objective of having its worldwide cash available in the locations where it is needed.

Impact of Inflation

Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of more efficient computer hardware and software, it can minimize the impact of inflation.

Working Capital

TSYS may seek additional external sources of capital in the future. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as local industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS. Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS’ current ratio of 2.2:1. As of December 31, 2018, TSYS had working capital of $625.2 million, compared to $90.2 million in 2017 and $602.3 million in 2016.

Legal Proceedings

Refer to Note 15 in the Notes to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K for information regarding the Company’s commitments and contingencies, including legal proceedings.